SILVER STANDARD RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS

Management Discussion and Analysis of Financial Position and Operating Results

We are a silver resource company that has assembled a portfolio of silver-dominant projects located in seven countries in the Americas and Australia.  We focused our activities on the exploration for, and acquisition of, silver dominant projects, some of which have been previously mined, at times when lower metal prices prevailed in order to position us to benefit from silver price increases.  Our primary focus is to take advantage of the current environment of improved metal prices by moving our five principal projects towards commercial production.  We may monetize our non-core assets.  Our common stock is quoted on the Nasdaq Global Market under the trading symbol SSRI and on the Toronto Stock Exchange under the symbol SSO.

This management discussion and analysis (MD&A) of the financial position and operating results of the company for the twelve months ended December 31, 2007 and 2006 is prepared as of March 7, 2008 and should be read in conjunction with the audited consolidated financial statements and the related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.  Additional information relating to us, including our annual information form, is available free of charge on our website at www.silverstandard.com, on the Canadian Securities Administrators’ (CSA) website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at www.sec.gov.

PIRQUITAS CONSTRUCTION UPDATE

Since the decision in October 2006 to place the Pirquitas Project in production, we have made significant progress in advancing the project.  The Pirquitas property is located in the province of Jujuy in northwest Argentina and is expected to produce approximately 10.9 million ounces of silver, in excess of 2,500 tonnes of tin and 6,600 tonnes of zinc per year over a ten-year mine life.

As at December 31, 2007, approximately US$52.9 million of capital expenditures have been incurred on the property.  The mining equipment has arrived at site and is fully commissioned.  Equipment operators have been trained and are conducting general civil works with the construction team, developing open pit and waste access routes and carrying out initial open pit prestripping.  Site preparation earthworks are 70% complete, pre-cast concrete footings are 60% complete and the pre-fabricated steel structure for the process building is 30% complete.  We have ordered all of the major pieces of equipment required for the process plant.  The construction camp and all associated facilities on site are complete. Additionally off-site pre-fabricating and marshalling facilities are in place at lower altitudes near the regional capital of Jujuy. We are on target to commence commissioning in the fourth quarter of 2008 and ship concentrate in the first quarter of 2009.

In November 2007, we updated the capital cost estimate for the project to US$220 million from the initial capital cost estimate of US$146 million, which was based on 2005 cost estimates.  As at December 31, 2007, approximately US$52.9 million of capital expenditures have been incurred on the property.

FINANCIAL SUMMARY FOR 2007

•
We recorded a loss for the year of $34.1 million or $0.55 per share, which includes non-cash stock based compensation expense of $15.0 million; a write-down of $12.0 million to reflect the reduction in the estimated fair value of asset-backed commercial paper due to the market liquidity disruption; a $3.5 million foreign exchange loss on US funds held due to the strengthening of the Canadian dollar; and an unrealized loss of $1.4 million reflecting the change in fair value of US dollar foreign exchange contracts.

•	We incurred $6.3 million for exploration and $52.9 million for construction and mining equipment at the Pirquitas property during the year.

•
We incurred total expenditures of $43.6 million to advance our other key properties during the year.  Significant expenditures include $17.6 million for exploration at the Pitarrilla property in Mexico, $8.2 million for exploration at the San Luis property in Peru, $4.8 million for exploration at the Diablillos property in Argentina, and $2.6 million for exploration at the Snowfield property in Canada.

•
In March 2007, we gave notice to our joint venture partner, Esperanza Silver Corporation, of our election to earn 70% of the San Luis property by incurring all exploration and development costs to complete a feasibility study.

FINANCIAL REVIEW

For the year ended December 31, 2007, we incurred a net loss of $34,125,000, or $0.55 per share, compared to earnings of $16,382,000, or $0.28 per share in 2006.  A discussion on the various components of the expense and income items compared to the prior year follows:

Financial Results from Operations

The following is a summary and discussion on the various components of the expenses and income items recorded during the year compared to the prior year:
	Year ended December 31
	2007	2006
Exploration and mineral property costs	$(000)	$(000)

Property examination and exploration	78	267
Mineral property costs written-off	-	101
Reclamation and accretion	782	2,131

	860	2,499

We incurred $78,000 in property examination and exploration expenditures in 2007 compared to $267,000 in 2006.  As our focus turned to the advancement and development of our existing properties, less emphasis was placed on grass roots exploration during 2007.  In 2006, $136,000 of the amount spent on grass roots exploration was in Peru and $90,000 in Mexico.  In 2006, we recorded a write-off in mineral property costs of $101,000 related to one property in Mexico and one property in Argentina.

Reclamation and accretion expense in 2007 amounted to $782,000 compared to $2,131,000 in 2006.  The various components of the expense were: $215,000 of accretion expense in 2007 compared to $243,000 in 2006; $135,000 of cash site restoration and clean-up costs in 2007 compared to $77,000 in 2006; and $432,000 due to changes in estimates of the amount or timing of future cash expenditures in 2007 compared to $1,811,000 in 2006.  In 2006, a significant one-time increase to reclamation provision was recorded for the Silver Standard Mine property in northern British Columbia following regulatory filing of an environmental report.

	Year ended December 31
	2007	2006
Expenses	$(000)	$(000)

Salaries and employee benefits	2,808	2,260
Depreciation	318	142
Professional fees	658	614
General and administration	5,054	4,025
Stock-based compensation	14,999	12,935
Foreign exchange loss	3,527	75

	27,364	20,051

Salaries and employee benefits for 2007 were $2,808,000 compared to $2,260,000 in 2006.  The $548,000 increase in salaries and benefits over 2006 is the result of hiring additional senior staff as we continue our transition to a producing company and the impact of salary adjustments effective at the beginning of 2007.

Depreciation expense during 2007 was $318,000 compared to $142,000 recorded in 2006.  The increase is mainly due to the depreciation and amortization of equipment and leasehold improvements in our Vancouver corporate office.

Professional fees include fees for the annual audit, accounting, tax and legal services.  Total costs for 2007 were $658,000 compared to $614,000 in 2006.  The $44,000 increase in expenses in 2007 over the prior year relates to higher accounting, tax and legal fees.  These higher costs are expected to continue as we grow and advance our properties.

General and administrative expenses for 2007 were $5,054,000 compared to $4,025,000 in 2006.  The $1,029,000 increase over 2006 is attributed to several factors.  In 2007, we donated shares to an education institution in the amount of $960,000 comparing to $351,000 in 2006.  As a company with a long history in the advancement of mineral projects, we understand the need for exploration and engineering excellence in education relating to the mining industry.  Consulting fees for recruiting agencies have also increased in 2007 for hiring of senior officers and technical staff as we move towards production.  Other areas where we experienced higher general and administrative costs were in the areas of listing and filing fees, travel, and director expenses.

Stock-based compensation expense for 2007 was $14,999,000 compared to $12,935,000 in 2006.  The $2,064,000 increase in the current year’s expense relates to more options outstanding and the amortization of previously issued options.  Of the current year’s expense, $2,804,000 related to general and administration for directors and consultants, as compared to $2,981,000 in 2006 and $12,195,000 related to employee salaries and benefits, as compared to $9,954,000 in 2006.  We value stock options granted to employees, directors and consultants using the Black-Scholes pricing model. An additional $524,000 in stock-based compensation was assigned to mineral property costs in 2007 compared to $751,000 in 2006.

	Year ended December 31
	2007	2006
Other income (expenses)	$(000)	$(000)

Investment income	6,757	5,984
Gain (loss) on sale of marketable securities	650	(2,667)
Unrealized loss on financial instruments held-for-trading	(1,801)	-
Write-up (down) of marketable securities	-	52
Write-down of other investments	(12,000)	-
Gain on sale of joint venture interest	-	35,390
Gain on sale of mineral properties	493	173

	(5,901)	38,932

Investment income was $6,757,000 for 2007 compared to $5,984,000 in 2006.  The increase in investment income is due to more funds available for investment subsequent to closing of the $171,067,000 public offering in May 2006.

In 2007, we sold 250,000 shares of Minco Silver Corp. for a $650,000 gain on sale of marketable securities.  In April 2006, we closed the sale of our 50% interest in the Manantial Espejo property to our joint venture partner, Pan American Silver Corp.  We received 1,950,000 common shares of Pan American valued at $55,056,000 recording a gain on sale of $35,390,000.  During the last quarter of 2006, we sold all our Pan American shares for proceeds of $51,955,000, resulting in a $3,101,000 loss on sale of marketable securities.  This loss was partially offset by a $434,000 gain on sale of other marketable securities for a net loss on sale of marketable securities of $2,667,000 in 2006.

The $1,801,000 unrealized loss on financial instruments held-for-trading primarily relate to the re-valuation of foreign exchange options.  In 2007, we entered into numerous US dollar forward contracts to manage our exposure to fluctuation in US dollar exchange rates.  As at year end, the mark-to-market adjustment of these derivative instruments result in an unrealized loss of $1,412,000.

Write-down of other investments of $12,000,000 relates to the impairment in estimated fair value of our investment in Canadian asset-backed commercial paper, which is further discussed in “Other investments” in the liquidity section below.

In 2007, we also sold a number of mineral properties for a gain of $493,000 compared to gains of $173,000 in 2006.

Selected Financial Data

The following table sets forth selected financial data from our audited consolidated financial statements and should be read in conjunction with these statements:

	Year ended December 31
	2007 $(000)	2006 $(000)	2005 $(000)
Total revenues	nil	nil	nil
Earnings (loss) for year	(34,125)	16,382	(5,870)
Other comprehensive loss for the year	(6,437)
Basic and diluted earnings (loss) per share	(0.55)	0.28	(0.11)
Total assets	498,844	471,013	219,288
Long term debt	nil	nil	nil
Working capital	117,268	250,234	40,344
Cash dividends declared	nil	nil	nil

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of our last eight quarters:
Quarter ending (unaudited)	Total Revenues $	Earnings (Loss) $(000)		Earnings (Loss) Per Share $
December 31, 2007	nil	(14,689)	(1)	(0.23)
September 30, 2007	nil	(12,899)	(2)	(0.21)
June 30, 2007	nil	(4,972)	(3)	(0.08)
March 31, 2007	nil	(1,565)		(0.03)
December 31, 2006	nil	(1,701)	(4)	(0.02)
September 30, 2006	nil	2,695	(5)	0.04
June 30, 2006	nil	16,469	(6)	0.28
March 31, 2006	nil	(1,081)		(0.02)

Explanatory notes:
(1)	Includes $4,252,000 in non-cash expenses related to value assigned to stock options and a further $8,000,000 write-down in fair value of asset-backed commercial paper.
(2)
Includes $4,531,000 in non-cash expenses related to values assigned to stock options, $4,000,000 write-down in fair value of asset-backed commercial paper, $2,000,000 foreign exchange loss and a $1,929,000 loss on the fair value of foreign exchange contracts.

(3)	Includes $4,004,000 in non-cash expenses related to values assigned to stock options.
(4)	Includes $12,935,000 in non-cash expenses relating to values assigned to stock options and $9,722,000 in gains on sale and write-ups of marketable investments.
(5)	Includes a $3,090,000 write-up of investments and $2,138,000 of interest income.
(6)	Includes a $35,390,000 gain on sale of joint venture interest and a $15,860,000 write-down of investments.

Fourth Quarter Results
•
We recorded a net loss of $14,689,000 or $0.23 per share, compared to a net loss of $1,701,000, or $0.02 per share.  The increase in net loss is mainly attributed to non-cash stock based compensation expense of $4,252,000 and a further write-down of $8,000,000 to reflect the change in estimated fair value of asset-backed commercial paper.

•
Total capital expenditures for the period was $27,719,000, which includes $12,849,000 in construction and mining equipment primarily at Pirquitas and $12,318,000 in mineral property, net of $2,552,000 in non-cash working capital.  Significant mineral property expenditures include $5,007,000 for Pitarilla, $2,697,000 for Diablillos, $1,994,000 for Pirquitas, and $1,656,000 for San Luis.

FINANCIAL POSITION AND LIQUIDITY

Operating Activities

Cash flow used in operations totaled $4,531,000 in 2007, compared to $2,500,000 in 2006.  This increase is due to additional salaries, professional fees, general and administrative costs offset partially by higher investment income.

Financing Activities

During 2007, a net total of $11,794,000 was raised by issuing new equity compared to $203,267,000 in 2006.  The following table shows how the funds were raised:

	Year ended December 31
	2007	2006
	$(000)	$(000)

Financing activities
Exercise of stock options	11,794	6,548
Exercise of warrants	-	25,652
Public offering	-	182,663
Share issue costs	-	(11,596)

	11,794	203,267

A total of 886,600 shares were issued on the exercise of stock options for total proceeds received of $11,794,000 in 2007 compared to 668,750 shares issued on the exercise of stock options for total proceeds received of $6,548,000 in 2006.  The weighted average price received on the exercise of options was $13.30 per share in 2007 compared to $9.79 in 2006.  No share purchase warrants were exercised in 2007 compared to 1,386,625 warrants exercised for proceeds of $25,652,000 in 2006 with a weighted average price received of $18.50 per share.

On May 16, 2006, we closed a public offering of 7.2 million common shares for gross proceeds of $182,663,000.  The price received was $25.37 (US$23.00) per share.  After deducting underwriting fees and offering expenses of $11,596,000, net proceeds were $171,067,000.

Investing Activities

Mineral Properties and Capital Expenditures

Total expenditures incurred on mineral properties during the year was $42,749,000 compared to $39,379,000 in the prior year.  A summary of the expenditures by mineral property follows:

	Year ended December 31
	2007	2006
	$(000)	$(000)

Berenguela	147	2,079
Bowdens	607	579
Candelaria	321	401
Challacollo	1,998	407
Diablillos	4,768	407
Pirquitas	6,267	5,046
Pitarrilla	17,584	21,083
San Luis	8,196	1,402
Shafter	248	499
Snowfield	2,571	1,911
Veta Colorada	79	4,103
Other	837	1,462
Change in non-cash working capital	(874)	-

	42,749	39,379

The above table reflects cash expenditures incurred by property.  It does not include the value of shares issued for mineral properties and other non-cash charges.

Pirquitas

Since the decision in October 2006 to place the Pirquitas Project in production, significant progress has been made in advancing the project.  A total of $59,155,000 was spent at the Pirquitas property in Argentina during the year, which includes $6,267,000 in exploration activities and $52,888,000 on mine construction and mining equipment.

The mining equipment has arrived at site and is fully commissioned and in operation conducting the general civil works for the construction team, developing open pit and waste access routes and initial open pit pre-stripping. Site preparation earthworks are 70% complete, pre-cast concrete footings are 60% complete and the pre-fabricated steel structure for the process building is 30% complete.  All of the major pieces of equipment required for the process plant have been ordered. The construction camp and all associated facilities on site are complete.  Additionally, off-site pre-fabricating and marshalling facilities are in place at lower altitudes near the regional capital of Jujuy. The project is on target to commence commissioning during in the fourth quarter of 2008. We expect to start shipping concentrate in the first quarter of 2009.

In November 2007, we updated the reserve estimate for the Pirquitas Project using a silver price of $9.35 per ounce. The updated reserve estimate used the same mine plan and pit shell as the 2006 Report and factored in the updated capital cost estimate for the project. The Pirquitas Project is now estimated to have proven and probable reserves of 136.0 million ounces of silver and measured, indicated and inferred resources of 77.1 million ounces of silver.  It is estimated that project production will average approximately 10.9 million ounces of silver per year over a 10-year mine life.

We updated the capital cost estimate for the project to US$220 million plus IVA from the initial capital cost estimate of US$146 million plus IVA, which was based on 2005 cost estimates.  A significant portion of the increase is a result of increased costs in global construction materials and inflation pressures in Argentina, particularly labour, since the completion of the original estimate.  The revised estimate includes a contingency of US$15 million.  In addition, US$13.6 million of the capital cost increase is related to the layout of certain portions of the project to facilitate future expansion of the mine.

The government of Argentina is proposing to adopt a tax on the export of concentrates for projects with fiscal stability agreements predating 2002.  The Pirquitas Project has a fiscal stability agreement dating from 1998 and may be subject to this proposed export tax.  We are currently in discussions with the government of Argentina to determine the impact, if any, of the proposed export tax on the Pirquitas project.

San Luis

A total of $8,196,000 was spent at the San Luis joint venture property in Peru during the year compared to $1,402,000 in 2006.

Infill diamond drilling on the project’s Ayelén Vein has been completed.  An initial resource estimate completed in the fourth quarter of 2007 defined a measured and indicated resource of 7.1 million ounces of silver resources.

As a result of the gold and silver grades encountered to date, we have applied for permits to initiate underground exploration of the Ayelén Vein, which hosts the majority of the mineralization defined to date at the project. We also plan on initiating a feasibility study in the first half of 2008 for the development of the Ayelén Vein.  Subject to receipt of a positive feasibility study and a production decision by our board of directors, we plan to advance the project through development to production on an expedited basis.  In conjunction with the work planned for the Ayelén Vein, we will continue with our exploration of the remainder of the project for precious and base metals following the discovery of the BP Zone announced in late 2007.

We currently hold a 55% interest in the San Luis project and have elected to increase our interest to 70% by completing a feasibility study.  We have the right to increase our interest in the San Luis joint venture to 80% by placing the project in production.  The remaining joint venture interest is held by Esperanza Silver Corporation.

Pitarrilla

A total of $17,584,000 was spent on our Pitarrilla property in Mexico during the current year compared to $21,083,000 in 2006.  During the year, we expended an additional $8,111,000 in exploration activities.  In the prior year, $11,610,000 was incurred to acquire additional land surface rights.

The project contains measured and indicated resources of 383.1 million ounces of silver and inferred resources of 193.2 million ounces of silver.  The project also contains significant base metal mineralization and an underground program has commenced to access a zone of high grade silver and base metal mineralization in the Breccia Ridge Zone.

We are continuing to actively explore the Pitarrilla Project and working to complete step out drilling on the Breccia Ridge Zone and explore for new zones of mineralization. We have also initiated an underground exploration program to access the higher grade mineralization encountered at the Breccia Ridge Zone. An engineering scoping study has commenced to estimate the project economics of developing this higher grade zone.

Diablillos

A total of $4,768,000 was spent at the wholly-owned Diablillos silver-gold project in Argentina during the year compared to $407,000 in 2006.

We completed an 11,000-meter diamond drill program during 2007 and early 2008 on the project.  The objective of the program was to better define the inferred resource of 93.8 million ounces of silver resources and 815,000 ounces of gold resources.  We have also engaged a Qualified Person as defined in NI 43-101 to prepare an updated resource estimate for the Diablillos Project, which is expected to be completed in the second quarter of 2008. Based on the results of the resource estimate, we will plan a follow up drill program and initiate engineering studies to estimate the project economics of developing the Diablillos Project.

Snowfield

A total of $2,571,000 was spent at the wholly-owned property in Canada during the year compared to $1,911,000 in 2006.

Based on results from the 2007 drill program, we have reserved four drills for a drill program scheduled to be underway in the third quarter of 2008. The drill program will focus on testing the potential extension of Seabridge Gold Inc.’s Mitchell Zone onto our Snowfield Project and expand the mineralization at the Snowfield zone.

Challacollo

A total of $1,998,000 was spent on the Challacollo property during the year compared to $407,000 in 2006. All expenditures relate to drilling activities on the property during the period.

Purchase and Sale of Marketable Securities

In 2007, we participated in a private placement to acquire 996,000 units of Esperanza Silver Corporation for $3,648,000.  Each unit is composed of one common share and one-half two-year warrant with an exercise price of $4.35.

We received $812,000 in proceeds on the sale of marketable securities in 2007 compared with $52,410,000 in 2006.  The amount in 2006 was due to the sale of all of our Pan American Silver Corp. shares received from sale of our 50% interest in the Manantial Espejo property for proceeds of $51,955,000.

Liquidity

At December 31, 2007, we have working capital of $117,268,000.

Subsequent to year end, we sold US$138,000,000 senior convertible notes (see “Subsequent events”) for net proceeds of US$133,800,000 after commissions.  The unsecured senior Notes mature on March 1, 2028 and bear interest at a rate of 4.5% per annum, payable semi-annually.  We intend to use part of the net proceeds of the offering to finance a portion of the development costs of the Pirquitas Project and to use the balance of the net proceeds for the exploration of our other properties, for working capital and for general corporate purposes.

With the development of the Pirquitas mine, we are transitioning from an acquirer of silver projects and assets to a developer of silver projects and producer of silver.  During its acquisition phase, we purchased approximately 1.95 million ounces of silver bullion for investment purposes at an average cost of US$5.85 per ounce.  In March 2008, we sold our silver bullion at an average price of US$20.30 per ounce for proceeds of US$39,648,000 (see “Subsequent events”), which will be used to advance our projects to production.

Cash

At December 31, 2007, we had a cash balance of $80,629,000 and no debt.  This compares to a cash balance of $229,616,000 at December 31, 2006, also with no debt.  The majority of the decrease is attributed to advancing the development of Pirquitas and our other projects totaling $88,305,000 and the reclassification of Canadian asset-backed commercial paper of $57,102,000 from cash and cash equivalents to other investments as discussed below.

Silver Bullion

As at December 31, 2007, we held 1,953,985 ounces of silver valued at an average cost of $8.08 (US$5.85) per ounce or $15,787,000.  The purchase of silver bullion was made, in part, to recognize that silver is an investment alternative for our cash reserves.

Marketable Securities

Our marketable securities at December 31, 2007 have a carried cost of $10,235,000 and a market value of $33,209,000 for an unrealized gain of $22,974,000 compared to a carried cost of $5,817,000 and a market value of $35,617,000 for an unrealized gain of $29,800,000 at December 31, 2006.  These investments were made in various mineral exploration companies and are considered to be liquid.

Other Investments

As at December 31, 2007, we had a total of $57,102,000 invested in Canadian asset-backed commercial paper (“ABCP”).  At the dates at which we acquired the investments, the non-bank sponsored ABCP were rated R-1 high by DBRS Limited (“DBRS”), the highest credit rating for commercial paper.  In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen.  As a result, our investments in ABCP have not yet been repaid.

In September 2007, a Pan Canadian Committee (the “Committee”) consisting of a panel of major ABCP investors was formed to restructure the affected ABCP trusts.  According to the press release issued by the Committee on December 23, 2007, the proposal will involve restructuring ABCP for floating rate notes that have maturities based on the maturities of the assets underlying the ABCP.  Details regarding valuation of existing ABCP, separation of underlying assets into the various pools, composition of underlying assets and interest rates for the proposed new notes were not disclosed.  The Committee expects the restructuring process to be completed by April 2008.

Based on the limited data available, we estimated the fair values of our ABCP investments using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows.

Based on management’s best estimate, we have recorded an impairment of $12,000,000, or 21%, of our ABCP investments.  Significant assumptions and estimations used in our valuation model include:

•
$54,059,000 is represented by a combination of synthetic and traditional securitized assets and collateralized debt that will, on restructuring, be pooled with similar assets from other trusts and be replaced with senior and subordinated floating rate notes.  The senior note is expected to have coupon rate similar to AAA rating while the subordinate notes will have coupon rate similar to BBB rating.

•
$3,043,000 is represented by assets that have exposure to US sub-prime assets or home equity loan mortgages that will, on restructuring, be replaced with long-term floating rate notes.  The note is expected to have coupon rate similar to a non-investment grade rating of BB rating.

•
Coupon rates for each class of notes will be similar to their assumed grade rating adjusted for margin facility and lack of liquidity.  A 0.5% increase in coupon rate would result in a $1,400,000 increase in fair value of our ABCP investments.

•
Discount rates for each class of notes will be similar to their assumed grade rating adjusted for lack of market information.  A 0.5% increase in discount rate would result in a $1,200,000 decrease in fair value of our ABCP investments.

•	The probability of a successful restructuring is very high (90%) and a 5% increase would result in a $400,000 increase in fair value of our ABCP investments.

Since the fair values are determined using a probability weighted approach and are based on our assessment of market conditions at December 31, 2007, the fair value reported may change materially in subsequent periods.

The remainder of our funds is held in short-term deposits, banker acceptances and government backed commercial paper.  In February 2008, we sold US$138 million senior convertible notes (see “Subsequent Events”) to finance a portion of the development costs of the Pirquitas Project and to fund the exploration of our other properties, for working capital and for general corporate purposes.  Subsequent to this financing, we have sufficient cash to meet our current development and exploration plans for 2008.

Foreign Exchange Options

In 2007, we entered into various foreign exchange option agreements to manage the foreign currency exposure related to anticipated mine construction costs for the Pirquitas project.  These forward contracts are classified as “held-for-trading” financial instruments.  As such, these derivative financial instruments are recorded at fair value based on their quoted market price with movements in fair value recorded in the Consolidated Statement of Loss.  For the year ended December 31, 2007, we recorded an unrealized loss of $1,412,000 on these instruments based on mark-to-market adjustments.

Long-term Contractual Obligations

The following table discloses our contractual obligations:

		Payments due by Period
	Total $	Less Than 1 Year $	1-3 Years $	4-5 Years $	After 5 Years $
Lease obligations	1,596,000	277,000	907,000	412,000
Asset retirement obligations	5,344,000	1,029,000	2,148,000	430,000	1,737,000
Total	6,940,000	1,306,000	3,055,000	842,000	1,737,000

ADDITIONAL DISCLOSURES

Controls and Procedures

Disclosure Control and Procedures

Our management, with the participation of the President and Vice President, Finance, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the rules of the CSA and the SEC) as at December 31, 2007, and has concluded that such disclosure controls and procedures are effective.

Management’s Annual Report on Internal Control Over Financial Reporting

The following report is provided by management in respect of internal control over financial reporting (as defined in the rules of the CSA and the SEC):

(1)
Management is responsible for establishing and maintaining adequate internal control over financial reporting.  All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(2)	Our management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of our internal control over financial reporting.

(3)
As at December 31, 2007, management assessed the effectiveness of our internal control over financial reporting and concluded that such internal control over financial reporting is effective and that there are no material weaknesses in our internal control over financial reporting.

(4)
PricewaterhouseCoopers LLP, who has audited our consolidated financial statements for the year ended December 31, 2007, has also issued a report on our financial statements and internal controls under the standards of the Public Company Accounting Oversight Board (United States).

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2007, that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financing arrangements.

Related Party Transactions

During the year ended December 31, 2007, we recorded expense reimbursements of $426,000, compared to $363,000 in 2006, from companies related by common directors or officers.  At December 31, 2007, accounts receivable include $111,000, compared to $49,000 in 2006 from these related parties.  Any amounts due to/from related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursement with related parties are at normal business terms.

Financial Instruments and Other Instruments

Our financial instruments consist of cash and cash equivalents, silver bullion, marketable securities, accounts receivable and accounts payable.  It is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from our cash and cash equivalents, accounts receivable and accounts payable.

We are exposed to currency risk on the acquisition and exploration expenditures on our properties since we have to settle expenditures either in local currency or U.S. dollars.  Our expenditures are negatively impacted by increases in value of either the U.S. dollar or local currencies versus the Canadian dollar.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.  Our accounting policies are set out in full in note 2 of the annual financial statements.

Mineral Property Costs

We regularly review the net carrying value of each mineral property for conditions that suggest impairment.  This review requires significant judgment where we do not have any proven and probable reserves that would enable us to estimate future cash flows to be compared to the carrying values.  Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the company has significant funds to be able to maintain its interest in the mineral property.

Where we do have proven and probable reserves, as is now the case at our Pirquitas property, the expected undiscounted future cash flows from an asset are compared to its carrying value.  These future cash flows are developed into models using assumptions that reflect the long-term operating plans for an asset given our best estimate of the most probable set of economic conditions.  Commodity prices used reflect market conditions at the time the models are developed.  These models are updated from time to time, and lower prices are used should market conditions deteriorate.  Inherent in these assumptions are significant risks and uncertainties.

No properties were written-off in the current year.  In 2006, two properties were written-off and a $101,000 expense was recorded.  Changes in market conditions, reserve estimates and other assumptions used in these estimates may result in future writedowns.

Stock-based compensation

We provide compensation benefits to our employees, directors, officers and consultants through a stock option plan.  The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model.  Expected volatility is based on historical volatility of our stock.  We utilize historical data to estimate option exercises and termination behaviour with the valuation model.  The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.  Actual results may differ materially from those estimates based on these assumptions.

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans.  These estimates are based on engineering studies of the work that is required by environmental laws or public statements by management which results in an obligation.  These estimates include an assumption on the rate at which costs may inflate in future periods.  Actual costs and the timing of expenditures could differ from these estimates.

Income and Resource Taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions.  In determining these amounts we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities.  We also make estimates of the future earnings which affect the extent to which potential future tax benefits may be used.  We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view.  These differences may affect the final amount or the timing of the payment of taxes.  When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

Other Investments

We have invested in Canadian asset-backed commercial paper (“ABCP”), the market of which experienced liquidity crisis in August 2007.  As a result, our ABCP investments have not yet been repaid.  On September 6, 2007, a Pan Canadian Committee (the “Committee”) consisting of a panel of major ABCP investors was formed with legal and financial advisors to oversee the restructuring process.  As there was no market data available, we estimated the fair value of ABCP investments by discounting the expected future cash flow according to the probability of recoverability of principal and interest.  There is currently no certainty regarding the outcome of the ABCP restructuring process, it is reasonably possible that the actual timing and amount ultimately recovered may differ materially from our estimate.

Changes in Accounting Policies

Financial Instruments

Effective January 1, 2007, we have adopted CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement and CICA Handbook Section 1530 Comprehensive Income (the “Financial Instrument Standards”).  Prior to January 1, 2007, the principal accounting policies affecting our financial instruments related to marketable securities that were valued at the lower of original cost and quoted market value.

The adoption of the Financial Instrument Standards resulted in our designating marketable securities and cash equivalents as available for sale investments and all derivative and other financial instruments as held for trading assets or liabilities measured at fair value.  We had no derivative financial instruments or other financial instruments held for trading at December 31, 2006.

As a consequence of adopting the Financial Instrument Standards on January 1, 2007, accumulated other comprehensive income increased by approximately $29,800,000 with a corresponding increase of approximately $29,800,000 in investments.  This represents the net gain on measuring the fair value of available for sale investments, which had been not recognized on a fair value basis prior to January 1, 2007.  For the year ended December 31, 2007, an unrealized loss on marketable securities of $6,437,000 was recorded in other comprehensive loss upon mark-to-market adjustments.

Upon adoption of the financial instrument standards, all regular-way purchases of financial assets are accounted for at the settlement date.  Transaction costs on financial assets and liabilities classified other than as held for trading will be treated as part of the investment cost.

Recent Accounting Pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, requires disclosure of the company’s objectives, policies and processes for managing capital, quantitative data about what the company regards as capital and whether the company has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

This standard is effective for interim and annual financial statements beginning on January 1, 2008. We have not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

Financial Instruments Disclosures

CICA Handbook Section 3862, Financial Instruments – Disclosures, increases the disclosures currently required with the intent of enabling users to evaluate the significance of financial instruments for the company's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which the company is exposed, showing how earnings (loss) and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable. This standard is effective for interim and annual financial statements beginning on January 1, 2008. We have not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

Inventories

CICA Handbook Section 3031, Inventories, prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value.  It also provides guidance on the cost formulas that are used to assign costs to inventories.  This standard is effective for interim and annual financial statements beginning on January 1, 2008. We have not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

Financial Instruments Presentation

CICA Handbook Section 3863, Financial Instruments – Presentation, replaces the existing requirements on presentation of financial instruments which have been carried forward unchanged to this new section. This standard is effective for interim and annual financial statements beginning on January 1, 2008. We do not expect the adoption of this standard to have a material impact on presentation in our financial statements.

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose the company’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning January 1, 2008. We do not expect the adoption of these changes to have an impact on our financial statements.

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.  The changes are effective for interim and annual financial statements beginning January 1, 2009.  We have not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

International Financial Reporting Standards

In January 2006, CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) by the end of 2011. We continue to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

Outstanding Share Data

The authorized capital consists of unlimited common shares without par value.  As at March 7, 2008, the following common shares, options and share purchase warrants were outstanding:

	Number of Shares	Exercise Price $	Remaining Life (years)
Capital stock	62,888,547	-	-
Stock options	4,273,250	$12.85 - $40.62	0.8 – 4.8
Fully diluted	66,961,797	-	-

Subsequent Events

a)
In February 2008, we sold US$138,000,000 senior convertible notes (“Notes”) for net proceeds of US$133,800,000 after commissions.  The unsecured Notes mature on March 1, 2028 and bear an interest rate of 4.5% per annum, payable semi-annually.  The Notes will be convertible into Silver Standard common shares at a fixed conversion rate of US$43.33 per common share upon specified events.  On conversion, at our election, holders of the Notes will receive cash and, if applicable, common shares, or a combination of cash and shares.  Holders of the Notes will have the right to require us to repurchase all or part of the Notes on March 1 of each of 2013, 2018, and 2023, and upon certain fundamental corporate changes.

We intend to use part of the net proceeds of the offering to finance a portion of the development costs of the Pirquitas Project and to use the balance of the net proceeds for the exploration of our other properties, for working capital and for general corporate purposes.

b)
In March 2008, we sold our silver bullion for cash proceeds of $39,244,000 (US$39,648,000).  As at December 31, 2007, the silver bullion was recorded on our balance sheet at a cost of $15,787,000.  As a result, we will recognize a gain of $23,457,000 on our Consolidated Statements of Earnings (Loss), Comprehensive Loss and Deficit in 2008.

RISKS AND UNCERTAINTIES

Pirquitas Project is our only mineral property under development and we may not be able to successfully establish mining operations.

The Pirquitas Project is our only mineral property currently under development. The development of the Pirquitas Project and the future development of any other properties found to be economically feasible and approved by our board of directors will require the construction and operation of mines, processing plants and related infrastructure. As a result, we are and will continue to be subject to all of the risks associated with establishing new mining operations including:

➢ the timing and cost, which can be considerable, of the construction of mining and processing facilities;

➢ the availability and cost of skilled labor and mining equipment;

➢ the availability and cost of appropriate smelting and refining arrangements;

➢ the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;

➢ the availability of funds to finance construction and development activities;

➢ potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and

➢ potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

The costs, timing and complexities of mine construction and development for the Pirquitas Project and our other projects may be greater than we anticipate because the majority of our property interests are not located in developed areas, and as a result, may not be served by appropriate road access, water and power supply, and other support infrastructure, and cost estimates may increase as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, we cannot assure you that our activities will result in profitable mining operations at the Pirquitas Project or any of our other mineral properties.

We have no revenue from operations and no ongoing mining operations of any kind.

We are a development stage company and have no revenue from operations and no ongoing mining operations of any kind. Other than the Pirquitas Project, all of our properties are in the exploration stage, and we have not defined or delineated any proven or probable reserves on any of our exploration stage properties. Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. If our current exploration programs do not result in the discovery of commercial ore, we may need to write-off part or all of our investment in our existing exploration stage properties and we will be required to acquire additional properties.

The determination of whether any mineral deposits on our properties are economic is affected by numerous factors beyond our control. These factors include:

➢ the metallurgy of the mineralization forming the mineral deposit;

➢ market fluctuations for metal prices;

➢ the proximity and capacity of natural resource markets and processing equipment; and

➢ government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We may not have sufficient funds to develop our mineral properties or to complete further exploration programs.

We have limited financial resources. We had cash and cash equivalents of $80.6 million, silver bullion of $15.8 million and marketable securities of $33.2 million as of December 31, 2007. Since such date, we have expended funds on, among other things, the advancement of the Pirquitas Project at a rate reflecting its advanced development stage and consistent with the announced estimated capital costs of US$220 million to complete construction of the project in the fourth quarter of 2008. We do not generate operating revenue, and must finance our exploration activity and the development of our mineral properties by other means.  In the future, our ability to continue our exploration and development activities, if any, will depend on our ability to develop the Pirquitas Project and generate operating revenue or obtain additional external financing.

The sources of external financing that we may use for these purposes include project or bank financing, or public or private offerings of equity and debt. In addition, we may enter into one or more strategic alliances or joint ventures, or may decide to sell certain property interests, and may utilize one or a combination of all of these alternatives. The financing alternative chosen by us may not be available to us on acceptable terms, or at all. If additional financing is not available, we may have to postpone the development of, or sell, properties.

We have a history of losses.

We recorded a loss of $34.1 million for the year ended December 31, 2007, and have incurred a profit and loss during each of the following periods:

➢ profit of $16.382 million for the year ended December 31, 2006; and

➢ loss of $5.870 million for the year ended December 31, 2005.

We expect to continue to incur losses unless and until such time as the Pirquitas Project enters into commercial production and generates sufficient revenues to fund continuing operations. The development of the Pirquitas Project and any other mineral property will require the commitment of substantial financial resources.

The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and our acquisition of additional property interests, some of which are beyond our control.

We cannot assure you that we will ever achieve profitability.

We follow Canadian disclosure practices concerning our mineral reserves and resources which allow for more disclosure than is permitted for U.S. reporting companies.

Our resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as we generally report resources in accordance with Canadian practices. These practices are different from the practices used to report resource estimates in reports and other materials filed with the SEC in that the Canadian practice is to report measured, indicated and inferred resources. In the United States, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.

Our reserve and resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations as to the mineral reserves and grades of mineralization on our properties.  Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. We cannot assure you that:

➢ reserve, resource or other mineralization estimates will be accurate; or

➢ mineralization can be mined or processed profitably.

Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. Our reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, tin and zinc may render portions of our mineralization uneconomic and result in reduced reported mineral reserves.

Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our results of operations or financial condition. We cannot assure you that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

Mining is inherently dangerous and subject to conditions or events beyond our control.  The development and operation of a mine or mine property is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

➢ unusual or unexpected geological formations;

➢ metallurgical and other processing problems;

➢ metal losses;

➢ environmental hazards;

➢ power outages;

➢ labor disruptions;

➢ industrial accidents;

➢ periodic interruptions due to inclement or hazardous weather conditions;

➢ flooding, explosions, fire, rockbursts, cave-ins and landslides;

➢ mechanical equipment and facility performance problems; and

➢ the availability of materials and equipment.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, including to our employees, environmental damage, delays in mining, increased production costs, asset write downs, monetary losses and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums, or at all.  Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. We may suffer a material adverse effect on our business if we incur losses related to any significant events that are not covered by our insurance policies.

Changes in the market price of silver and other metals, which in the past have fluctuated widely, will affect our operations.

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, zinc, lead and copper. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

➢ global or regional consumption patterns;

➢ the supply of, and demand for, these metals;

➢ speculative activities;

➢ the availability and costs of metal substitutes;

➢ expectations for inflation; and

➢ political and economic conditions, including interest rates and currency values.

We cannot predict the effect of these factors on metal prices. A decrease in the market price of silver and other metals would affect the profitability of the Pirquitas Project and could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver and other metals may not remain at current levels. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased silver production from mines developed or expanded as a result of current metal price levels.

We are subject to significant governmental regulations.

Our exploration activities are, and the development of the Pirquitas Project is, subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

➢ environmental protection;

➢ the management and use of toxic substances and explosives;

➢ the management of natural resources;

➢ the exploration of mineral properties;

➢ exports;

➢ price controls;

➢ taxation and mining royalties;

➢ labor standards and occupational health and safety, including mine safety; and

➢ historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, or the imposition of additional local or foreign parties as joint venture partners, any of which could result in significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our activities and delays in the exploration and development of our properties.

We require further permits in order to conduct our current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our current and anticipated future operations, including further exploration, development activities and commencement of production on our mineral properties, require permits from various governmental authorities. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon many variables not within our control.

We cannot assure you that all permits that we require for our operations, including any for construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all.  Delays or a failure to obtain such required permits, or the expiry, revocation or failure by us to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our activities are subject to environmental laws and regulations that may increase our costs and restrict our operations.

All of our exploration and potential development and production activities in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States are subject to regulation by governmental agencies under various environmental laws. To the extent that we conduct exploration activities or undertake new mining activities in other countries, we will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees.  Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in our intended activities. Future changes in these laws or regulations could have a significant adverse impact on some portion of our business, causing us to reevaluate those activities at that time.

Land reclamation requirements for our exploration properties may be burdensome.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to:

➢ control dispersion of potentially deleterious effluents; and

➢ reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on us in connection with our exploration and potential development activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. Certain of our projects have been subject to historic mining operations and certain of the properties that were historically mined by us are subject to remediation obligations. We have set up a provision for our reclamation bonds but this provision may not be adequate. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

Our properties may be subject to uncertain title.

We cannot assure you that title to our properties will not be challenged. We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. We also may not have, or may not be able to obtain, all necessary surface rights to develop a property. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained a secure claim to individual mining properties or mining concessions may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property. This could result in our not being compensated for our prior expenditures relating to the property.

Political or economic instability or unexpected regulatory change in the countries where our properties are located could adversely affect our business.

Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. Our mineral exploration or potential development activities could be adversely affected by:

➢ political instability and violence;

➢ war and civil disturbance;

➢ labor unrest;

➢ expropriation or nationalization;

➢ changing fiscal regimes and uncertain regulatory environments;

➢ fluctuations in currency exchange rates;

➢ high rates of inflation;

➢ changes to royalty and tax regimes, including the elimination of tax exemptions for mining companies by the Argentinean government;

➢ underdeveloped industrial and economic infrastructure; and

➢ the unenforceability of contractual rights and judgments.

We cannot assure you that we will successfully acquire additional commercially mineable mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.
Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

➢ establish ore reserves through drilling and metallurgical and other testing techniques;

➢ determine metal content and metallurgical recovery processes to extract metal from the ore; and

➢ construct, renovate or expand mining and processing facilities.

In addition, if we discover ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that we will successfully acquire additional commercially mineable (or viable) mineral rights.

We may be adversely affected by future fluctuations in foreign exchange rates.

We maintain our bank accounts primarily in Canadian and U.S. dollars. We expect that our future revenue, if any, will be in U.S. dollars while certain of our costs will be incurred in other currencies. In particular, any appreciation in the currencies of Argentina, Australia, Chile, Mexico or other countries where we carry out exploration or development activities against the Canadian or U.S. dollar will increase our costs of carrying on operations in such countries. With the development of the Pirquitas Project, our costs denominated in the currency of Argentina have increased over past levels and we have greater exposure to Argentinean currency fluctuations. In addition, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in U.S. dollars.  As a result, our financial performance and forecasts can be significantly impacted by changes in foreign exchange rates.

High metal prices since 2004 have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

The strength of metal prices over the past four years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. The costs of such services and equipment may continue to increase if current trends continue. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

We face industry competition in the acquisition of exploration properties and the recruitment and retention of qualified personnel.

We compete with other exploration companies, many of which have greater financial resources than us or are further advanced in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and supplies. In particular, we face competition for qualified personnel and equipment for the Pirquitas Project, which may increase our estimated costs of developing the project or result in delays. We expect that a significant number of expatriate employees will be required in the early stages of the development of the Pirquitas Project to hire and train the local workforce. If we require and are unsuccessful in acquiring additional mineral properties or qualified personnel, we will not be able to grow at the rate we desire or at all.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

Some our directors and officers are directors or officers of other natural resource or mining-related companies such as, at present, our President, Robert Quartermain, who serves as a director of Canplats Resources Corporation, and our Vice President, Exploration, Kenneth McNaughton, who serves as a director of Minco Silver Corporation (with which we have a strategic alliance to jointly pursue silver opportunities in China).  These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

We may experience difficulty attracting and retaining qualified management to grow our business.

We are dependent on the services of key executives, including Mr. Quartermain, and other highly skilled and experienced executives and personnel focused on advancing our corporate objectives as well as the identification of new opportunities for growth and funding. Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly skilled employees required for the development of the Pirquitas Project and our other activities may have a material adverse effect on our business and financial condition.

Enforcement of judgments or bringing actions outside the United States against us and our directors and officers may be difficult.

We are organized under the laws of, and headquartered in, British Columbia, Canada, and a majority of our directors and officers are not citizens or residents of the United States. In addition, a substantial part of our assets are located outside the United States and Canada. As a result, it may be difficult or impossible for an investor to (i) enforce in courts outside the United States judgments against us and our directors and officers obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws or (ii) bring in courts outside the United States an original action against us and our directors and officers to enforce liabilities based upon such U.S. securities laws. See “Enforceability of civil liabilities.”

We may fail to achieve and maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act.

We documented and tested during our most recent fiscal year our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of our internal control over financial reporting and, for fiscal years commencing with our fiscal year ended December 31, 2007, an attestation report by our independent auditors addressing this assessment. We may fail to achieve and maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and we may not be able to ensure that we can conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with Section 404 of SOX. Our failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price or the market value of our securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Future acquisitions of companies, if any, may provide us with challenges in implementing the required processes, procedures and controls in our acquired operations. No evaluation can provide complete assurance that our internal control over financial reporting will detect or uncover all failures of persons within our Company to disclose material information otherwise required to be reported. The effectiveness of our processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, as we continue to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that we continue to improve our internal control over financial reporting. Although we intend to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, we cannot be certain that we will be successful in complying with Section 404 of SOX.

CAUTION ON FORWARD-LOOKING STATEMENTS

The MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws concerning the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as ‘‘expects’’, ‘‘anticipates’’, ‘‘plans’’, ‘‘projects’’, ‘‘estimates’’, ‘‘assumes’’, ‘‘intends’’, ‘‘strategy’’, ‘‘goals’’, ‘‘objectives’’, ‘‘potential’’ or variations thereof, or stating that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be ‘‘forward-looking statements’’. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: uncertainty of production at our mineral exploration properties; risks and uncertainties associated with new mining operations; risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs; our history of losses and expectation of future losses; differences in U.S. and Canadian practices for reporting resources; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; unpredictable risks and hazards related to the development and operation of a mine or mine property; commodity price fluctuations; risks related to governmental regulations, including environmental regulations; risks related to delay or failure to obtain required permits, or non-compliance; increased costs and restrictions on operations due to compliance with environmental laws and regulations; risks related to reclamation activities on our properties; uncertainties related to title to our mineral properties; risks related to political instability and unexpected regulatory change; our ability to successfully acquire additional commercially mineable mineral rights; currency fluctuations; increased competition in the mining industry for properties and qualified personnel; risks related to some of our directors’ and officers’ involvement with other natural resource companies; and our ability to attract and retain qualified personnel and management.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Risks and Uncertainties”.  Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.